New Energy Technologies, Inc.

3905 National Drive

Suite 110

Burtonsville, Maryland 20866

Telephone: (800) 213-0689

By Edgar

February 26, 2010

United States Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20548

Attention: H. Christopher Owings, Assistant Director

Mail Stop 4631

Re:       New Energy Technologies, Inc.--Response to Letter dated January 28, 2010

Regarding the Form 10-K for the fiscal year ended August 31, 2009 (File No. 333-127953) filed on December 15, 2009 (the “Form 10-K”).

Dear Sir:

            I am authorized by New Energy Technologies, Inc (the “Company”) to submit the following responses on its behalf to your letter of January 28, 2010 (the “January 28th Letter”) setting forth various comments (collectively, the “Staff Comments”) with respect to the Form 10-K for the fiscal year ended August 31, 2009 (the “Form 10-K”).

We acknowledge that we need to file an Amended Form 10-K (the “10-K Amendment”) for the fiscal year ended August 31, 2009 addressing the Staff’s Comments as set forth in the January 28th Letter .  We intend to file the 10-K Amendment as soon as we receive clearance from the Commission that the responses incorporated into the Amended Registration Statement filed with the Commission on January 28, 2010 are deemed acceptable by the Staff.

Page references are to the Form 10-K as filed with the Commission on December 15, 2009.

1.  The Company acknowledges that many of the Staff’s Comments in your letter of November 5, 2009 (the “November 5th Letter”) pertaining to our Registration Statement on Form S-1 also pertain to disclosures that appear in our Form 10-K.  The following numbered responses are keyed sequentially to the numbered paragraphs in the November 5th Letter.

General

1 – 4.   Staff comments are not applicable to the Form 10-K.

5.         As suggested by the Staff, we have added under “Item 1. Business-Description of Business” in the Form 10-K disclosures relating to (i) the issuance by our auditors of a “going concern” opinion (ii) our lack of revenues and (iii) our development stage status. Please refer to page 5, first full paragraph.

6 – 7.   Staff comments are not applicable to the Form 10-K.

MD&A

8.         The Company is currently operational. Since inception the Company has been working to develop energy-related and biotechnologies. With the spin out of its biotechnology subsidiary, MicroChannel Technologies Corporation in 2007, the Company committed itself to the development of energy related technologies: first, with its ongoing development of SolarWindow™ technology, a transparent solar glass window technology capable of generating electricity, and; subsequently, with the addition of its MotionPower™ technology, currently under development, for harnessing the kinetic energy of moving vehicles in order to generate electricity.

            As the Company has noted, both of its current technologies are in the early stages of development; it is too early to determine whether the technologies will evolve into commercially viable, marketable products. As the Company’s research and development activities proceed, the Company anticipates that it will be assessing the value of continuing its ongoing efforts with respect to each of its technologies.

            As of August 31, 2009 the Company had a cash and cash equivalents balance of $2,736,221.  Based upon our current level of operations and expenditures we believe that absent any modification or expansion of our existing activities research, development and testing, the cash on hand should be sufficient to enable us to continue operations at least through August 31, 2010. However, any significant expansion in scope or acceleration in time of our current research and development activities, or commencement of any marketing activities, will require additional funds. Please refer to page 20, seventh paragraph and page 21, first full paragraph.

Description of our Business and Property

9.         An expanded discussion of each of the terminated UIUC Sponsored Research Agreement and the Oakland Sponsored Research Agreement has been added to Item 1. Business under the section thereof titled “Description of Business” in the Form 10-K. Please refer to page 10.

10.       We have added the following disclosures to the MD&A. Please refer to pages 20-21:

            “Ultimately, the Company plans to market the MotionPower™ Technology and/or SolarWindow™ Technology products, if any, subject to receiving any requisite regulatory approvals, through co-marketing, co-promotion, licensing and distribution arrangements with third party collaborators. The decision as to which method or methods of commercialization the Company will pursue will depend on various factors including, but not limited to, the Company’s financial resources at the time, manufacturing costs, market acceptance of the product(s), and competing technologies or products at the time.

            The Company believes that this approach could provide immediate access to pre-existing distribution channels, therefore potentially increasing market penetration and commercial acceptance of its products and enabling it to avoid expending significant funds for development of a large sales and marketing organization. Currently no such products or arrangements exist, nor can the Company currently project with any degree of accuracy when, if ever, such products or arrangements may exist. If the Company does not ultimately commercialize products derived from the Company’s MotionPower™ Technology and/or SolarWindow™ Technology it will not generate revenues from its operations as currently conducted.

The Company’s success will be dependent upon its ability to develop products that are superior to existing products and products introduced in the future, and which are cost effective. In addition, the Company may be required to continually enhance any products that are developed as well as introduce new products that keep pace with technological change and address the increasingly sophisticated needs of the marketplace. There can be no assurance that the Company will be able to keep pace with the technological demands of the marketplace or successfully develop products that will succeed in the marketplace.

The Company cannot currently estimate with any accuracy the amount of either the additional funds or time required to successfully commercialize either technology, because the actual cost and time may vary significantly depending on results of current basic research and development and product testing, cost of acquiring an exclusive license, changes in the focus and direction of the Company’s research and development programs, competitive and technological advances, the cost of filing, prosecuting, defending and enforcing patent claims, the regulatory approval process, manufacturing, marketing and other costs associated with commercialization of products following receipt of regulatory approvals and other factors.

As of August 31, 2009 the Company had working capital of $2,528,790. Based upon the Company’s current level of operations and expenditures it believes that absent any modification or expansion of its existing activities research, development and testing, the cash on hand should be sufficient to enable the Company to continue operations at least through August 31, 2010. However, any significant expansion in scope or acceleration in time of the Company’s current research and development activities, or commencement of any marketing activities, will require additional funds.”

            A summary disclosure of the foregoing has also been included in Item 1. Business. Please refer to pages 8 and 14.

Our MotionPower™ Technology and our SolarWindow™ Technology

11.       The following disclosure has been included in Item 1. Business under the section thereof titled “Description of Business” in the Form 10-K.  Please refer to pages 7 and 14.

            “Through KEC, the Company has filed nine patent applications related to its MotionPower™ Technology (collectively, the “MotionPower™ Patents”). The MotionPower™ Patents are directed to devices and methods for capturing energy from moving vehicles. Each of the MotionPower™ Patents applications has been filed in the name of the individual inventors. Each of the inventors has assigned and transferred to KEC, the full and exclusive right to these inventions in the United States of America, its territories, dependencies and possessions and the entire right, title and interest in and to any patents which may be granted therefore in the United

States of America, its territories, dependencies and possessions, and in any and all foreign countries, and to any and all divisions, reissues, continuations, conversions and extensions thereof for the full term or terms for which the same may be granted.”

“The SolarWindow™ Technology is subject to two patent applications filed by USF (the “USF Patent Applications”). The Company also has an active trademark registration in progress, “SolarWindow™” Technology.  Currently all of the Company’s patent applications are pending. There is no assurance that such patent applications can or will be successfully prosecuted.”

12.       Please refer to paragraph 10 above.

13.       Please note that the Company’s technologies are not currently at a level of development where we can accurately determine the industries in which we intend to compete and how the Company intends to distribute any commercial products. However, please refer to the disclosure in paragraph 10 above.

            The Company would like to direct the Staff’s attention in general to the “Market Overview of Our MotionPower™ Technology” portion of the section of Item 1. Business under the section thereof titled “Description of Business” in the Form 10-K.  Please refer to page 8.

            In addition, the Company would like to direct the Staff’s attention in general to the “Market Overview of Our SolarWindow™ Technology” portion of the section of Item 1. Business under the section thereof titled “Description of Business” in the Form 10-K which states in relevant part:

            “The Company believes that a significant market opportunity exists for its SolarWindow™ Technology, which enables transparent glass windows to generate electricity by coating their glass surfaces with the world’s smallest known solar cells. Rising energy costs, increasing electricity consumption, and the need for a cleaner alternative to today’s non-renewable energy sources, all contribute to the growing demand for clean, renewable alternative energy sources. …. . The Company believes that the commercial opportunity to install transparent glass windows capable of generating electricity in homes and commercial buildings is significant. There are nearly 5 million commercial buildings in America, according to the

Energy Information Administration, and more than 80 million single detached homes.” Please refer to page 12.

14.       Please note that pursuant to Rule 24b-2 we submitted a request for confidential treatment of certain portions of the USF Option Agreement which pertains to the ongoing research and development of our SolarWindow™ technology; our request was granted on June 11, 2009. Accordingly, these terms of the USF Sponsored Research Agreement have not been disclosed. Please also refer to paragraphs 9, 10 and 11 above.

15.       The Company has provided disclosure to note that it is developing two energy harvesting devices, the MotionPower™-Heavy device for heavy trucks, buses, and long-haul rigs, and the MotionPower™-Auto device for cars and light trucks. Please refer to “How the MotionPower™ Technology Works” on Page 7.

16.       The Company has provided disclosure regarding its field testing. Please refer to pages 6 and 7.

            “The Company has conducted durability field tests of its MotionPower™-Auto technology for generating electricity from the kinetic energy of moving vehicles. These field tests were conducted at a BurgerKing® franchise drive-thru in Hillside, New Jersey, the Four Seasons Hotel in Washington, DC, and the Holiday Inn Express® in Baltimore, Maryland. These tests were undertaken as part of the Company’s ongoing research and development of its MotionPower™ Technology, and were conducted in order to evaluate the ‘real-world’ functionality of the design, user response, and durability of materials used in the tested prototype. The Company anticipates further field tests as development of its MotionPower™ technology is advanced.”

17.       A disclosure describing how the Company’s MotionPower™ technology works is provided in the “How the MotionPower™ Technology Works” portion of Item 1. Business under the section thereof titled “Description of Business” in the Form 10-K.  Please refer to page 7.

            Also the Company provided disclosure under “Government Regulation of the MotionPower™ Technology” describing the new roadway technologies that are involved with the MotionPower™ Technology products by adding the following disclosure. “The production, marketing, and installation of the Company’s MotionPower™ Technology products, currently under development, may be construed by regulatory agencies as a new technology for roadway implementation, which, accordingly, could be subject to existing safety regulations and may be subject to yet unknown regulations.” Please refer to page 8.

            Since our two known competitors are small, privately-held companies, information available regarding their respective technologies is limited.  As provided in the “Competition Against the MotionPower™ Technology” portion of Item 1. Business under the section thereof titled “Description of Business” in the Form 10-K, the Company discloses that “These companies’ systems rely on the transfer of vehicle weight to hydraulically pump fluids to electrical generators. The Company believes these methods are substantially different from its

MotionPower™ Technology which makes use of otherwise wasted kinetic energy when cars and trucks slow down, and, as such, the Company does not consider either company to pose a direct competitive threat to its MotionPower™ Technology.”  Please refer to page 9.

18.       Please refer to the “Development of the MotionPower™ Technology” portion of Item 1. Business under the section thereof titled “Description of Business” in the Form 10-K on page 6.  When filed, the Company will include in its exhibit table to the 10-K Amendment, all material contracts.

Our Solar Window Technology

19.       The redacted version of the USF Sponsored Research Agreement and USF Option Agreement as previously filed will be included as exhibits to the 10-K Amendment.

20.       Researchers at USF set out to determine the performance of New Energy’s SolarWindow™ technology, currently under development, against commercially available solar cells when operating under various artificial light conditions. Researchers designed and executed their experiments as follows:

                        1. Tests of three commercial solar cells (monocrystalline Si, a CIS thin film solar cell, and a flexible amorphous silicon solar cell) were conducted against the Company’s solar array (a 2.2cm2 photovoltaic mini-module with 20 cells in series) under three, simulated indoor artificial light conditions:

                                    a. normal windowless office lighting (~500lux);

                                    b. bright windowless office lighting (500~1000lux); and

                                    c. windowed office lighting (2000~3000lux).

                        2. Researchers undertook these tests under ambient light, and mimicked the three desired artificial light conditions using a 27W florescent lamp (VisionMax model #15815-000). The intensity of the artificial light was measured by a commercial instrument for determining light levels, a ‘lux meter’ (Extech Light Meter, model #407026).

                        3. While exposed to these varying light conditions, measurements of ‘current-voltage’ were taken from each of the solar cells, also referred to as, “devices”. The current voltage characterization of the devices was performed using a lab  instrument capable of sourcing and measuring voltage or current, simultaneously  (Keithley 238 High-Current Source-Measure Unit); the resultant data points were then used to model output power of each of the devices in the form of an ‘I-V’chart. These I-V charts (or “curves”) determine the basic performance parameters of electrical devices such as solar cells.

                        4. Finally, for each solar cell tested, USF Researchers ‘normalized’ the data in order to ensure that the output power (I-V) measurements taken from each solar cell were fair representations of an equal amount of the active area of each device; the resultant data provided a measure of output power density.

            Under all three simulated, artificial lighting conditions in these tests, the Company’s solar module outperformed the three commercially-available solar cells tested. If the Staff finds the summary disclosure added to the Amended Registration Statement acceptable, then when filed, the Company will include the same summary disclosure on page 14 of the 10-K Amendment.

Our Offices and Research Facilities

21.       The office facilities in Maryland, Washington DC, and Florida are in an office suite environment in which the Company is provided with a bundle of office services, including but not limited to reception, phone and mail service for one gross price. The disclosure refers to a “bundle” of services rather than reference to “package” as previously referenced in the Form S-1. Please refer to page 16.

22.       The laboratory facilities in Tampa, Florida are not the Company’s property.  Therefore, there is no reference to this facility in Item 2. Properties.  The disclosure has been incorporated elsewhere under the “Development of the SolarWindow™ Technology” portion of Item 1. Business under the section thereof titled “Description of Business” in the Form 10-K.  Please refer to pages 11-12.

Current Directors and Officers

23.       The biographies of all current directors and officers include their business experience for at least the past five years, including specific dates for each term of employment. Please refer to page 54.

Security Ownership of Certain Beneficial Owners and Management

24.       Staff comments are not applicable to the Form 10-K.

25.       If the Staff finds the disclosure added to the Amended Registration Statement acceptable, then when filed, the Company will include the same disclosure on page 64 of the 10-K Amendment.

            “The Company does not have a formal written policy for the review and approval of transactions with related parties. However, the Company’s Code of Ethics and Corporate Governance Principles require actual or potential conflict of interest to be reported to the Chairman of the Board. The Company’s employees are expected to disclose personal interests that may conflict with the Company’s and they may not engage in personal activities that conflict with their responsibilities and obligations to the Company. If any actual or potential conflict of interest is reported, the Company’s entire Board of Directors and outside legal counsel annually review all transactions and relationships disclosed and the Board makes a formal determination regarding each director's independence. If the transaction is deemed to present a conflict of interest, the Board of Directors will determine the appropriate action to be taken.”

26 – 28. Staff comments are not applicable to the Form 10-K.

Exhibit Index

29. The current Articles of Incorporation and By Laws of the Company will be included as exhibits to the Form 10-K Amendment, when filed.

30. The following additional exhibits will be included in the 10-K Amendment, when filed:

Exhibit No. Description of Exhibits

3.1       Articles of Incorporation.

3.2       Certificate of Amendment to the Articles of Incorporation changing name to New Energy             Technologies, Inc.

3.3       By Laws.

4.1       Form of Subscription Agreement.

4.2       Securities Purchase Agreement dated February 8, 2008.

10.1     Employment Termination Agreement with Mr. Cucinelli.

10.2     Employment Agreement with Mr. Patel.

10.3     Redacted USF Sponsored Research Agreement.

10.4     Redacted USF Option Agreement.

10.5     Redacted Veryst Agreement.

10.6     Redacted Sigma Design Agreement.

10.7     Form of Stock Option Agreement dated as of December 16, 2009 between Meetesh Patel and New Energy Technologies, Inc.

10.8     Form of Stock Option Agreement dated as of December 16, 2009 between New Energy   Technologies, Inc. and its non-employee directors.

21.1     Schedule of Subsidiaries.

31.       Staff comments are not applicable to the Form 10-K.

Cautionary Statement Pursuant to Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995

2.         When the Form 10-K Amendment is filed, the Company will remove references to the Private Securities Litigation Reform Act and the safe harbor provisions of Section 21E and 27A.

3.         The Company will include the exhibits required by Item 601 of Regulation S-K in the 10-K Amendment, when filed. Please refer to numbers 29 and 30 above.

Form 10-Q for the quarterly period ended November 30, 2009

Item 4T. Controls and Procedures

(a) Disclosure Controls and Procedures

4.         During the review of the Company’s consolidated financial statements for the quarter ended November 30, 2009, the Independent Registered Public Accounting Firm identified an error in the Company’s calculation of the fair value of the Class F Callable Warrants as of November 30, 2009, resulting in a material adjustment to the financial statements that was

required to appropriately account for the Company’s warrant liability.   The Company measures the fair value of the Class F Callable Warrants using the Black-Scholes pricing model.  When calculating the volatility of the Company’s common stock, the Company, in error, used the historical stock prices for the wrong company.  The difference between the fair value of the Class F Callable Warrants using the correct volatility and the incorrect volatility resulted in a material adjustment.  The Independent Registered Public Accounting Firm discovered this error while performing their review procedures of the financial statements for the quarter ended November 30, 2009.

The Company has implemented an additional review process whereby the Chief Financial Officer reviews the Black Scholes models, recalculating the fair value for all equity instruments.  The Company believes that this additional level of review will be effective in mitigating any further material weaknesses.

(b) Internal Control over Financial Reporting

5.         The Company revises to state the following with regards to the Company’s internal control over financial reporting:

“There were changes in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act), that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.  As described in (a) above, the Company has implemented an additional review process whereby the Chief Financial Officer reviews the Black Scholes models, recalculating the fair value for all equity instruments.  The Company believes that this additional level of review will be effective in mitigating any further material weaknesses.”

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

New Energy Technologies, Inc.

By: /s/ Meetesh Patel

_________________________________________

Name: Meetesh Patel

Title: President and Chief Executive Officer

cc. Joseph Sierchio, Esq.